UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No.

)*
Huntco Inc.
(Name of Issuer)
Class A Common Stock, $0.01 par value
(Title of Class of Securities)
0000905722
(CUSIP Number)
June 28, 1999
(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this
 Schedule is filed:

Rule 13d-1(b)


X
Rule 13d-1(c)



Rule 13d-1(d)
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


CUSIP
No.
0000905722

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).
									Robert Egizii

2.	Check the Appropriate Box if a Member of a Group
(See Instructions)
(a)

(b)


3.
SEC Use
Only


4.
Citizenship or Place of
Organization
	USA


Number of
Shares Bene-
ficially by
Owned by
Each
Reporting
Person With:
5.
Sole Voting
Power
	529,250





6.
Shared Voting
Power
	0





7.
Sole Dispositive
Power
	529,250





8.
Shared Dispositive
Power
	0

9.
Aggregate Amount Beneficially Owned by Each
Reporting Person
	529,250
10.
Check if the Aggregate Amount in Row (11) Excludes Certain Shares
(See Instructions)

11.
Percent of Class Represented by Amount in
Row (11)
	10.0%

12.	Type of Reporting Person (See Instructions)

			IN








INSTRUCTIONS FOR SCHEDULE 13G
Instructions for Cover Page
(1)	Names and I.R.S. Identification Numbers of Reporting
Persons-Furnish the full legal name
of each person for whom the report is filed-i.e., each person required to sign the schedule
itself-including each member of a group.  Do not include the name of a person required to
be identified in the report but who is not a reporting person. Reporting persons that are entities are also requested to furnish their I.R.S. identification numbers, although disclosure of such numbers is voluntary, not mandatory (see "SPECIAL
INSTRUCTIONS FOR
COMPLYING WITH SCHEDULE 13 G" below).
(2)	If any of the shares beneficially owned by a reporting person are held as a member of a group
and that membership is expressly affirmed, please check row 2(a).
 If the reporting person
disclaims membership in a group or describes a relationship with other persons but does not
affirm the existence of a group, please check row 2(b) [unless it is a joint filing pursuant to
Rule 13d-1(k)(1) in which case it may not be necessary to check row 2(b)].
(3)	The third row is for SEC internal use; please leave blank.
(4)	Citizenship or Place of Organization-Furnish citizenship
if the named reporting person is a
natural person.  Otherwise, furnish place of organization.
(5)-(9), (11) Aggregate Amount Beneficially Owned By Each
Reporting Person, Etc.--Rows (5)
through (9) inclusive, and (11) are to be completed in accordance with the provisions of Item
4 of Schedule 13G. All percentages are to be rounded off to the nearest tenth (one place after decimal point).
(10)	Check if the aggregate amount reported as beneficially
owned in row (9) does not include
shares as to which beneficial ownership is disclaimed pursuant to Rule 13d-4 (17 CFR
240.13d-4] under the Securities Exchange Act of 1934.
(12)	Type of Reporting Person-Please classify each
"reporting person" according to the
following breakdown (see Item 3 of Schedule 13G) and place the appropriate symbol on the form:
Category
Symbol
Broker Dealer
BD
Bank
BK
Insurance Company
IC
Investment Company
IV
Investment Adviser
IA
Employee Benefit Plan, Pension Fund,
or Endowment Fund
EP
Parent Folding Company/Control Person
HC
Savings Association
SA
Church Plan
CP
Corporation
CO
Partnership
PN
Individual
IN
Other
OO
Notes:
Attach as many copies of the second part of the cover page as are needed, one reporting person per page.
Filing persons may, in order to avoid unnecessary duplication, answer items on the schedules
(Schedule 13D, 13G or 14D-1) by appropriate cross references to an item or items on the cover
page(s). This approach may only be used where the cover page item or items provide all the disclosure required by the schedule item. Moreover, such a use of a cover page item will result in the item becoming a part of the schedule and accordingly being considered as "filed" for purposes of Section 18 of the Securities Exchange Act or otherwise subject to he liabilities of that section of the Act.
Reporting persons may comply with their cover page filing requirements by filing either completed copies of the blank forms available from the Commission, printed or typed facsimiles,
or computer printed facsimiles, provided the documents filed have identical formats to the forms
prescribed in the Commission's regulations and meet existing Securities Exchange Act rules as to such matters as clarity and size (Securities Exchange Act Rule 12b-12).
SPECIAL INSTRUCTIONS FOR COMPLYING WITH SCHEDULE
13G
Under Sections 13(d), 3(g), and 23 of the Securities Exchange Act of 1934 and the rules and regulations thereunder, the Commission is authorized to solicit the information required to be supplied by this schedule by certain security holders of certain issuers.

Disclosure of the information specified in this schedule is
mandatory, except for I.R.S.
identification numbers, disclosure of which is voluntary.  The information will be used for the
primary purpose of determining and disclosing the holdings of certain beneficial owners of
certain equity securities.  This statement will be made a matter of public record.  Therefore, any
information given will be available for inspection by any member of the public.
Because of the public nature of the information, the Commission can use for a variety of
purposes, including referral to other governmental authorities or securities self-regulatory organizations for investigatory purposes or in connection with litigation involving the Federal
securities laws or other civil, criminal or regulatory statutes or provisions. I.R.S. identification numbers, if furnished, will assist the Commission in identifying security holders and, therefore,
in promptly processing statements of beneficial ownership of securities. Failure to disclose the information requested by this schedule, except for I.R.S. identification
numbers, may result in civil or criminal action against the persons involved for violation of the
Federal securities laws and rules promulgated thereunder.
GENERAL INSTRUCTIONS
A.	Statements filed pursuant to Rule 13d-1(b) containing the
information required by this
schedule shall be filed not later than February 14 following the calendar year covered by the
statement or within the time specified in Rules 13d-l(b)(2) and
13-2(c).  Statements filed
pursuant to Rule 13d-1(c) shall be filed within the time specified in Rules 13d-1(c),
13d-2(b) and 13d-2(d).  Statements filed pursuant to Rule
13d-1(d) shall be filed not later
than February 14 following the calendar year covered by the
statement pursuant to Rules
13d-1(d) and 13d-2(b).
B.	Information contained in a form which is required to be filed by rules under section 13(f)
(15 U.S.C. 78m(f)) for the same calendar year as that covered by a statement on this schedule may be incorporated by reference in response to any of the items of this schedule.
If such information is incorporated by reference in this schedule, copies of the relevant
pages of such form shall be filed as an exhibit to this schedule.
C.	The item numbers and captions of the items shall be
included but the text of the items is to
be omitted.  The answers to the items shall be so prepared as to indicate clearly the
coverage of the items without referring to the text of the items.
Answer every item.  If an
item is inapplicable or the answer is in the negative, so state.
Item 1.
(a)	Huntco Inc.
(b)	14323 South Outer Forty, Suite 600N, Town & Country,
Missouri 63017
Item 2.
(a)	Robert Egizii
(b)	700 N. MacArthur Blvd., Springfield, Illinois  62702
(c)	USA
(d)	Class A Common Stock, $0.01 par value
(e)	0000905722
Item 3.	If this statement is filed pursuant to 240.13d-1(b) or
240.13d-1(b) or (c), check
whether the person filing is a:
(a)

Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).



(b)

Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).



(c)

Insurance company as defined in section 3(a)(19) of the Act
(15 U.S.C. 78c).



(d)

Investment company registered under section 8 of the Investment
 Company Act of 1940 (15
U.S.C. 80a-8).



(e)

An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E);



(f)

An employee benefit plan or endowment fund in accordance with 240.13d- 1(b)(1)(ii)(F);



(g)

A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G);



(h)

A savings associations as defined in Section 3(b) of the Federal
Deposit Insurance Act (12
U.S.C. 1813);



(i)

A church plan that is excluded from the definition of an investment company tinder section
3(c)(14) of the


Investment Company Act of 1940 (15 U.S.C. 80a-3);


(j)

Group, in accordance with 240.13d-1(b)(1)(ii)(J).
Item 4.	Ownership.
Provide the following information regarding the aggregate number and percentage of the
class of securities of the issuer identified in Item 1.
(a)
Amount beneficially
owned:
529,250.
(b)
Percent of
class:
10.0%.
(c)
Number of shares as to which the
person has:
(i)
Sole power to vote or to direct
the vote
529,250.
(ii)
Shared power to vote or to direct
the vote
0.
(iii)
Sole power to dispose or to direct the
disposition of
529,250.
(iv)
Shared power to dispose or to direct the
disposition of
0.
Instruction. For computations regarding securities which represent a right to acquire an underlying security see 240.13d-3(d)(1).
Item 5.	Ownership of Five Percent or Less of a Class
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following

 .

Instruction:  Dissolution of a group requires a response to this item.
Item 6.	Ownership of More than Five Percent on Behalf of Another
 Person.
Not applicable.
Item 7.	Identification and Classification of the Subsidiary Which
Acquired the Security
Being Reported on By the Parent Holding Company
Not applicable.
Item 8.	Identification and Classification of Members of the Group
Not applicable.
Item 9.	Notice of Dissolution of Group
Not applicable.
Item 10.	Certification
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the
information set forth in this statement is true, complete and correct. August 18, 2000
Date
/s/ Robert Egizii
Signature
Robert Egizii
Name/Title
The original statement shall be signed by each person on whose behalf the statement is filed
or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person,
evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file
with the Commission may be incorporated by reference.  The name and any title of each person
who signs the statement shall be typed or printed beneath his signature.
NOTE:  Schedules filed in paper format shall include a signed original and five copies of the
schedule, including all exhibits.  See 240.13d-7 for other parties for whom copies are to be sent.
Attention:  Intentional misstatements or omissions of fact constitute
 Federal criminal
violations (See 18 U.S.C. 1001)

Page 2 of 6 pages
Potential persons who are to respond to the collection of information contained in this form are not
required to respond unless the form displays a currently valid OMB control number.
SEC 1745 (3-98)	Page 1 of 6 pages
1067713.01.04
1522838/SD

Page 9 of 6 pages